UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    NAM TAI ELECTRONICS, INC.
                         (Name of Issuer)

                  Common Shares, $0.01 par value
                  (Title of Class of Securities)

                            629865 205
                          (Cusip Number)

                    Mr. Tadao Murakami
                    c/o Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia  V6C 2W2  Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

----------------------------------------------------------
                          with copy to:

                    Mr. Lorne Waldman, ESQ.
                    Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia  V6C 2W2  Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816

                        November 24, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                        No exhibit index.


--------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tadao Murakami
--------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
     N/A
                              (a)/  /
                              (b)/  /
--------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
     N/A              / /.
--------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japanese
--------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER
SHARES              613,155
BENEFICIALLY   ____________________________________________
OWNED BY       8    SHARES VOTING POWER
EACH                N/A
REPORTING      ____________________________________________
PERSON         9    SOLE DISPOSITIVE POWER
WITH                808,249
               ____________________________________________
               10   SHARES DISPOSITIVE POWER
                    N/A
--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     808,249
--------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
       N/A                         / /
--------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
--------------------------------------------------------------
14   TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.

Item 2.  Identity and Background.

     This statement is being filed by Mr. Tadao Murakami ("Mr. Murakami") an individual.

     Mr. Murakami's business address is Nam Tai Electronics, Inc., Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.

     Mr. Murakami is the Chief Executive Officer of the Company.

     During the past five years Mr. Murakami has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

     The funds used by Mr. Murakami to purchase the 195,094 Units in the Nam Tai Electronics, Inc. Rights Offering, which are reflected in Item 5(c) as having been purchased through Paine Webber Inc. by Mr. Murakami in the Rights Offering, were provided from Mr. Murakami's personal funds.

Item 4.  Purpose of Transaction.

     The purpose of the transaction was to fully exercise Mr. Murakami's Basic Subscription Rights and the 40% Oversubscription Privilege in Nam Tai Electronics, Inc. Rights Offering, which was declared effective on October 30, 1997 and completed on November 24, 1997, pursuant to the Rights Offering Prospectus. Mr. Murakami may sell or acquire additional shares in the future depending on the prevailing market price of the securities; however, pursuant to the Lock-Up Agreement with the Standby Underwriters as disclosed in Item 6, he may not dispose of any shares for 90 days following November 24, 1997 without prior written consent of the Standby Underwriters.

Item 5.  Interest in Securities of the Issuer.

     (a) At November 24, 1997 as a result of the exercise of Mr. Murakami's Basic Subscription Rights to purchase 139,353 Units consisting of one Common Shares and one Common Share Purchase Warrant (the "Warrant"), and his Oversubscription Privilege to purchase 55,741 Units in the Nam Tai Electronics, Inc. Rights Offering set out in the Rights Offering Prospectus, which was declared effective October 30, 1997, Mr. Murakami beneficially owns 808,249 or 7.1% of the Common Shares outstanding of the Company. The amount of Common Shares includes 195,094 Common Shares that Mr. Murakami may acquire upon exercise of Warrants exercisable within 60 days of the date of filing. The percentage ownership was calculated in accordance with Rule 13(d)(i) under the Securities Exchange Act of 1934.

     (b) Mr. Murakami has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him. Pursuant to a Lock-Up Agreement signed by Mr. Murakami as a requirement of the Standby Underwriters to the Rights Offering, Mr. Murakami cannot dispose of any securities of the Company for a period of 90 days from November 24, 1997 without prior written consent from the Standby Underwriters.

     (c) Mr. Murakami purchased 195,094 Common Shares within the last 60 days by purchasing from the Company pursuant to Nam Tai Electronics, Inc. Rights Offering which was completed November 24, 1997, 195,094 Units consisting of one Common Share and one Warrant, at $17.00 per Unit, for a total purchase price of $3,316,598.00 Pursuant to this transaction, Mr. Murakami may acquire an additional 195,094 Common Shares upon the exercise of 195,094 Warrants at an exercise price of $20.40 per Common Shares. The Warrants expire on November 24, 2000 and are redeemable by the Company at $0.05 per Warrant, upon 30 days' notice, at any time after November 24, 1997 if the closing sale price per Common Shares for 20 consecutive trading days, within the 30-day period prior to the date of the notice of redemption, equals or exceeds $25.50. In the event the Company gives notice of its intention to redeem, a holder would be forced either to exercise the Warrant within 30 days of the notice, or to accept the redemption price.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Pursuant to a Lock-Up Agreement signed by Mr. Murakami as a requirement of the Standby Underwriters to the Rights Offering, Mr. Murakami cannot dispose of any securities of the Company for a period of 90 days from November 24, 1997 without prior written consent from the Standby Underwriters.

Item 7.  Material to Be Filed as Exhibits.

     Not applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 1997


                                             By:   /s/ T. Murakami
                                             ------------------------
                                             Tadao Murakami